SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

                             MIAMI SUBS CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   593-736-10
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                                 (CUSIP Number)

                            Nancy D. Lieberman, Esq.
                    Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                            Jericho, New York 11753
                                 (516) 822-4820
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(Name , Address and Telephone Number of Person Authorized to Receive Notice  and
                                 Communications)

                                January 15, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following pages)

                          (Page 1 of 4 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     The undersigned hereby amends the Schedule 13D filing dated November 25, 1998 (the "Initial Filing") with regard to the shares of Common Stock, par value $.01 per share ( "Shares") of Miami Subs Corporation, a corporation organized under the laws of the State of Florida. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

     This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below, to reflect the execution and delivery of an Agreement and Plan of Merger dated as of January 15, 1999 (the "Merger Agreement") among Nathan's Famous, Inc. ("Nathan's"), the Issuer and Miami Acquisition Corp.("Acquisition"), a wholly-owned subsidiary of Nathans.

Item 3:   Source or Amount of Funds or Other Consideration.

     The common stock of Nathan's, $.01 per share ("Nathans Common Stock") and warrants to purchase shares of Nathans Common Stock which constitute the consideration for the exchange of Shares to be issued upon consummation of the merger of the Issuer and Acquisition (the "Merger") shall be issued by Nathan's, if and only if, the Merger Agreement and the Merger are approved by the stockholders of Nathan's at a meeting of stockholders and by the shareholders of the Issuer at a meeting of shareholders, in each case to be called for such purpose and if the other customary closing conditions set forth in the Merger Agreement are satisfied.

Item 4:   Purpose of the Transaction.

     On January 15, 1999, Nathan's, the Issuer and Acquisition entered into the Merger Agreement pursuant to which, upon the filing of a Certificate of Merger with the Department of State of the State of Florida, Acquisition will merge with and into the Issuer and the Issuer will become a wholly-owned subsidiary of Nathan's. In accordance with the Merger Agreement, each shareholder of the Issuer who does not properly exercise dissenters' rights will be entitled to receive for each Share of the Issuer (a) a fraction of a share of Nathans Common Stock having a market price of $2.068 per share at closing; provided that Nathan's shall not be required to issue more than one share of Nathans Common Stock for each two Shares of the Issuer; and (b) warrants to acquire Nathans Common Stock at an exercise price of $6.00 per share at the rate of one warrant for each four shares of Nathans Common Stock received by the Issuer's shareholders. Upon completion of the Merger, the Issuer's Shares will cease to be traded on the Nasdaq and will cease to be registered under the Securities Exchange Act of 1934.

     Consummation of the Merger is subject to certain conditions, including Nathan's and the Issuer being satisfied with the results of their due diligence investigations and the approval of the Merger by the stockholders of Nathans and the shareholders of the Issuer at meeting duly called for that purpose.

     It is anticipated that Donald Perlyn, a member of the Issuer's board of directors, will be appointed to serve as a director of Nathan's.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Pursuant to the Merger Agreement, the Issuer will merge with and into Acquisition and become a wholly-owned subsidiary of Nathan's and the shareholders of the Issuer will receive, for each Share of the Issuer: (a) a fraction of a share of Nathans Common Stock having a market price of $2.068 per share at closing; provided that Nathan's shall not be required to issue more than one share of Nathans Common Stock for each two Shares of the Issuer; and
(b) warrants to acquire Nathans Common Stock at an exercise price of $6.00 per share at the rate of one warrant for each four shares of Nathans Common Stock received by the Issuer's shareholders.

     Consummation of the merger will require approval of the stockholders of Nathan's and the shareholders of the Issuer and is subject to customary closing conditions contained in the Merger Agreement.

     Exhibit (3) to this Statement on Form 13D is hereby incorporated by reference into this Item 6.


Item 7:   Exhibits

          (3) Agreement and Plan of Merger by and among Nathan's Famous, Inc., Miami Subs Corporation and Miami Acquisition Corp.

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

January 27, 1999
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Date
/s/ Wayne Norbitz
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Signature

Wayne Norbitz/President and Chief Operating Officer
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Name/Title                    Nathan's Famous, Inc.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).